Filed by CBOT Holdings, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Manager Newsletter

April, 2007

Since we announced our plans to merge with CME, we have heard your feedback and ideas, and have worked to answer your questions through e-mail communications, Town Hall Meetings, and the Just Ask site on OnBoard. We’ve provided you with tips and tools for dealing with uncertainty through our bi-monthly Manager Briefings and various manager job aids. We still don’t have answers to all of your questions, but we will continue to share what we do know and to provide you with additional guidance for managing through uncertainty. This newsletter will cover:

•	The ICE proposal
•	The pending merger with CME
•	What you can do, as a manager, to help your employees through this time of uncertainty

The ICE Proposal

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On Thursday, March 15, IntercontinentalExchange, Inc. (ICE) made an unsolicited bid to merge with the CBOT. On March 19, CBOT Holdings issued a press release announcing that its Board of Directors, after consultation with its legal and financial advisors, had authorized the CBOT, on the basis permitted by its merger agreement with CME, to begin discussions and exchange information with ICE. That process is currently underway. We commit to updating you as soon as there is more information that can be shared.

The Pending CME Merger

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On April 11, CBOT Holdings, Inc. announced that the Board of Directors has rescheduled the special meetings of CBOT Holdings stockholders and CBOT members to vote on the proposed merger with CME. The new date, previously scheduled for April 4, 2007, has been scheduled for July 9, 2007. To view the full press release, please visit OnBoard.

Please note that the Board of Directors of CBOT Holdings, its special committees and the Board of Directors of the CBOT continue their review of the previously-announced unsolicited proposal from ICE. CBOT Holdings and CBOT have re-established the date of the special meetings to comply with their obligations under the terms of the merger agreement with CME.

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We must continue the important work we are doing to prepare for our pending merger with CME. The integration teams have completed work on more than 50 functional and cross-functional project plans. These project plans list comprehensive tasks and timelines regarding how to integrate every facet of the combined organization and serve its customers. (Note: Some competitively sensitive data cannot be shared between the two companies unless the merger is completed. In these specific situations, detailed integration planning would be completed as soon as practicable after the merger closes.)

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In April, all teams will be presenting their detailed plans to the Transition Planning Team for review and approval. Between April and a closing of the merger, teams may continue to refine these plans and prepare for implementation. However, during this time period, the CBOT and CME must continue to act as two separate companies.

•	In addition to the project plans described above, we’re continuing to move forward with the integration planning process for three major integration initiatives post-close:
•	e-CBOT transition to CME Globex
•	Trading floor migration to CBOT
•	PeopleSoft integration

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The staffing process, as outlined in Bernie’s email to all employees on March 12, continues to move forward. All CBOT employees should have completed and submitted their professional assessment forms by now, and these will be provided to CME management throughout the staffing process.

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CME is delaying filling existing open positions (with the exception of jobs that are critical to day-to-day operations) so that qualified CBOT employees can be considered for these roles. The CME Group Management Team is also currently assessing whether new positions should be created or existing positions should be upgraded or modified.

•	We announced at the Futures Industry Association (FIA) Boca Conference that the following timelines have been updated:
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e-CBOT transition to CME Globex. Contingent upon the close of the merger, our current plan is to migrate e-CBOT products to CME Globex in a phased approach by Q1 2008. We cannot speculate on a more specific date at this time, but we wanted to share our best estimate with you, as it may affect some of your positions in terms of transition support needed.

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Trading floor migration to CBOT. Contingent upon the close of the merger, we plan to move forward with the consolidation of the trading floors into one facility at CBOT. This migration will occur in a phased approach, concluding in Q2 2008. Again, we cannot speculate on a more specific date at this time, but we wanted to share our best estimate.

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Certification. Contingent upon the close of the merger, effective late summer 2007, updated code to support the migration of CBOT products to CME Globex will be made available in the New Release certification environment.

•	Both the CBOT and CME have communicated the following information to customers in the last several weeks:
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Fees. Contingent upon the close of the merger, our current plan is to consolidate fee billing systems. The combined company will use CME’s fee billing system, and the transition likely will take place no sooner than Q4 2007.

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Fractions. Fractions will be supported on CME Globex. We will ensure customers are aware of any forthcoming testing and certification processes. At present, dates and times for testing, certification and launch remain unknown.

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Bandwidth. Contingent upon the close of the merger, we estimate our clients will need greater bandwidth to support larger amounts of market data generated from the combined company. The specific amount of additional bandwidth needed will depend on the individual customer’s trading needs. We will update you as more details about this topic become available.

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It is important that we all continue to work towards a successful integration with CME. We will provide you any updates on the status of the pending CME merger and the ICE proposal just as soon as we can.

As a Manager, What Can I Do to Help?

Change, even positive change, brings many “unknowns” with it. Unpredictability can be challenging, especially to managers who must accept the uncertainty themselves, and continue motivating, engaging, and retaining others. There are a number of things you can do to make the best of a difficult situation for both you and the employees you manage. Below are some suggestions for how you might be able to help your employees stay focused during this challenging time. Some of these strategies may also help you personally.

1.	Acknowledge the difficulty of the situation. Often it helps employees to know that they have an empathetic leader who understands the challenges they are facing. Feeling understood by having one’s feelings acknowledged and validated can be very powerful in both increasing the trust your employees have in you, and in helping them focus on business priorities. Do not dismiss employees’ reactions and concerns, as they are very real to the employee. If employees believe that you don’t take their concerns seriously, you risk closing the lines of communication between you and them.

2.	Communicate, communicate, communicate. Talk to your employees as much as you can, as often as you can. Even if you do not have any “new news” to share, let them know that. Don’t simply rely on written communications to inform your employees – they want to see and hear from you. Employees typically trust their direct supervisors and prefer to hear sensitive information directly from them. So be sure to talk to your employees frequently. Answer questions when you can, and seek out answers for your employees if you can’t answer their questions. Help them understand that we are doing everything we can to reduce uncertainty as soon as possible.

3.	Be Genuine. It’s important to consider your personal communication and management style and use strategies that work for you. Don’t do or say things that are contrary to your management style. While you may get tips or ideas (similar to the ones listed here) on how to communicate to or help your employees, you can still get the appropriate messages across while injecting your own personality into how you share those messages. Employees can spot disingenuous communications, and if they think you are speaking or acting insincerely, it will undermine their trust in you. Also keep in mind that employees will read your body language and tone of voice as well as what you say, so be conscious of the entire message you’re sending.

4.	Separate fact from fiction, and reality from speculation. Encourage your employees to step back and put things into perspective before they jump to conclusions or assume the worst. Remind them not to believe everything they read in the press. Decisions should be based on pure fact, not speculation or rumors. If you don’t have answers to employees’ specific questions, tell them so and offer to find out and get back to them. Don’t feel pressured to provide an answer if you’re not confident you have the right answer. It is much better to admit you don’t know an answer and to seek it out than to speculate and fuel the rumor mill. Also, be sure to let your employees know that all answers might not be available right now, and that, while easier said than done, they have to accept uncertainty when answers are not yet available.

5.	Help employees focus on what they can influence or control (such as their reaction to change, their behavior in our current challenging environment, and their performance), and not on the things they cannot control. Help them see that unproductive worry drains their own energy and damages the morale of others. Make sure they know what their work priorities are and hold them accountable for delivering on their business objectives. To effectively lead during uncertainty, ask yourself and your employees the following question, “In the absence of specific information, what can I do?” In other words, don’t focus on what you can’t do. Focus on what you can do, despite the uncertainty.

6.	Be a role model to others; demonstrate acceptance of uncertainty. While it may sound cliché, actions do often speak louder than words. Demonstrate acceptance of uncertainty to your employees. Find humor when possible. In difficult situations, focus on what you and your employees can gain from the change, and be sure to concentrate your energies and efforts on meeting your business objectives. While managers are expected to “fix things,” the truth is that, in many cases, you cannot resolve uncertainty right now. Sometimes only time or decisions outside your control can bring uncertainty to an end. So often, when it comes to uncertainty, the best solution is to model how to tolerate it. Be patient. Let the future unfold. And participate in that unfolding with curiosity and optimism. Demonstrating anxiety, uncertainty, and discomfort will simply compound the problem. It will create anxiety in those around you, as emotions are “contagious.” Employees take their cues on how to behave from you, so modeling and communicating acceptance of uncertainty to your employees will prompt them to do the same. Also be sure to recognize all the change that you and your team have dealt with successfully in the past – this can increase confidence that all of you can work through change and uncertainty successfully again.

7.	Help employees not to think of themselves as “victims” of change. Remind them that they have the power to make choices: they can choose how to react to change, how to perform their work, how to behave, and what to believe, among other things. While we acknowledge that the uncertainty we all face now is difficult, employees can choose to make the situation more or less difficult for themselves based on how they choose to react. But this is where you come in too—be available to your employees to help them make good decisions and be willing to provide an objective perspective to help them balance potential risks with potential opportunities. Ultimately, every employee will make up his or her own mind. But your influence can help them make sound career and personal decisions.

We ask that you keep the suggestions above in mind as you interact with your employees. We are depending on you to help your employees cope with change effectively, and ultimately to focus on work that must be done to achieve our corporate goals for 2007.

Please submit your questions, including those from your team, to the Just Ask site on OnBoard. As always, we will answer the questions we can and will share more information as it becomes available. Thank you for your patience and cooperation – we recognize that this is as difficult a time for you as it is for your employees, and we appreciate your leadership, focus, and dedication.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings, CME and their respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT stockholders in respect of the proposed transaction. Information regarding CBOT Holdings’ directors and executive officers is available in its proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings stockholders or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT Holdings’ filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT Holdings undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.